                                Securities and Exchange Commission

                                Washington, D. C.  20549

                                FORM 11-K

                                Annual Report

                                Pursuant to Section 15(d) of the Securities
                                Exchange Act of 1934

                                For the fiscal year ended December 31, 1994

                                Commission File No. 1-10697

                                COMMERCIAL INTERTECH RETIREMENT
                                STOCK OWNERSHIP AND SAVINGS PLAN



                                COMMERCIAL INTERTECH CORP.
                                1775 Logan Avenue
                                Youngstown, Ohio  44501

                                Audited Financial Statements

                                COMMERCIAL INTERTECH RETIREMENT
                                STOCK OWNERSHIP AND SAVINGS PLAN



                                December 31, 1994 and 1993



                                               Commercial Intertech Retirement Stock
                                                    Ownership and Savings Plan

                                                   Audited Financial Statements

                                                    December 31, 1994 and 1993



                                                             CONTENTS
REQUIRED INFORMATION

Report of Independent Auditors ..................................................................       1

FINANCIAL STATEMENTS PROVIDED

Statements of Net Assets Available for Plan Benefits ............................................       2
Statement of Changes in Net Assets Available for Plan Benefits ..................................       3
Notes to Financial Statements ...................................................................       4

SCHEDULES

Item 27(a)--Schedule of Assets Held for Investment Purposes .....................................      14
Item 27(d)--Schedule of Reportable Transactions .................................................      15

EXHIBITS

Exhibit 23--Consent of Independent Auditors .....................................................      16

                        Report of Independent Auditors


Administrative Committee
Commercial Intertech Retirement Stock
  Ownership and Savings Plan


We have audited the accompanying statements of net assets available for plan benefits of the Commercial Intertech Retirement Stock Ownership and Savings Plan (the "Plan") as of December 31, 1994 and 1993, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1994 and 1993, and the changes in its net assets available for plan benefits for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets Held for Investment Purposes as of December 31, 1994, and Schedule of Reportable Transactions for the year ended December 31, 1994, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the 1994 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1994 financial statements taken as a whole.

                                               ERNST & YOUNG LLP

Cleveland, Ohio
June 5, 1995


                                               Commercial Intertech Retirement Stock
                                                    Ownership and Savings Plan

                                       Statements of Net Assets Available for Plan Benefits


                                                    DECEMBER 31, 1994                                DECEMBER 31, 1993
                                       -----------------------------------------        --------------------------------------------
                                         ALLOCATED      UNALLOCATED      TOTAL            ALLOCATED       UNALLOCATED        TOTAL
                                       -----------------------------------------        --------------------------------------------
ASSETS

Cash and cash equivalents              $   47,369    $     2,280     $    49,649        $      105      $     2,079     $     2,184
Interest receivable                         3,186          1,143           4,329            35,431              177          35,608
Employer contributions receivable         531,166                        531,166            483,911                         483,911
Employee contributions receivable         274,639                        274,639            260,562                         260,562
Other receivables                                                                               792                             792
                                       -----------------------------------------        --------------------------------------------
                                          856,360          3,423         859,783            780,801           2,256         783,057

Investments:
    Interest in a registered
     investment company (Fidelity
     Management Trust  Company)         7,452,915                      7,452,915          5,925,187                       5,925,187
    Unallocated insurance contracts
      (CIGNA guaranteed account)       11,957,033                     11,957,033         10,684,684                      10,684,684
    Commercial Intertech Corp.
      Series B preferred stock          3,339,235     10,755,125      14,094,360          2,672,927      11,472,131      14,145,058
    Commercial Intertech Corp.
      common  stock                     6,378,578                      6,378,578          3,717,098                       3,717,098
    Participant loans receivable          561,300                        561,300            442,522                         442,522
                                       -----------------------------------------        --------------------------------------------
                                       29,689,061     10,755,125      40,444,186         23,442, 418     11,472,131      34,914,549

LIABILITIES

Distributions payable                                                                       120,502                         120,502
Notes payable                                         12,358,268      12,358,268                         12,814,721      12,814,721
Other liabilities                          49,826             24          49,850                793               5             798
                                       -----------------------------------------        --------------------------------------------
                                           49,826     12,358,292      12,408,118            121,295      12,814,726      12,936,021
                                       -----------------------------------------        --------------------------------------------

NET ASSETS AVAILABLE (DEFICIENT)
  FOR PLAN BENEFITS                   $30,495,595    $(1,599,744)    $28,895,851        $24,101,924     $(1,340,339)    $22,761,585
                                       =========================================        ============================================

See notes to financial statements.

                                               Commercial Intertech Retirement Stock
                                                    Ownership and Savings Plan

                                                Statement of Changes in Net Assets
                                                    Available for Plan Benefits

                                               For the Year Ended December 31, 1994


                                                     Allocated          Unallocated         Total
                                                  -----------------------------------------------------
ADDITIONS
Employer contributions                                                 $    154,000        $    154,000
Employee contributions                              $ 3,207,662                               3,207,662
Employer non-cash contributions                         531,166                                 531,166
Interest income                                         610,605              13,201             623,806
Dividend income                                         379,865             975,131           1,354,996
Dividend transfers                                                          222,889             222,889
Allocation of Commercial Intertech Corp.
    Series B preferred stock                            717,007                                 717,007
                                                  -----------------------------------------------------
                                                      5,446,305           1,365,221           6,811,526
DEDUCTIONS
Interest expense                                                            907,282             907,282
Distributions                                           483,669                                 483,669
Dividend transfers                                      222,889                                 222,889
Other expense                                                 5                 337                 342
Allocation of Commercial Intertech Corp.
    Series B preferred stock                                                717,007             717,007
                                                  -----------------------------------------------------
                                                        706,563           1,624,626           2,331,189

Net realized and unrealized appreciation in
    aggregate current value of investments            1,649,895                               1,649,895
Transfers to plan                                         4,034                                   4,034
                                                  -----------------------------------------------------
Net additions (deductions)                            6,393,671            (259,405)          6,134,266
Net assets available (deficient) for plan
    benefits at beginning of year                    24,101,924          (1,340,339)         22,761,585
                                                  -----------------------------------------------------

NET ASSETS AVAILABLE (DEFICIENT) FOR PLAN
    BENEFITS AT END OF YEAR                         $30,495,595        $ (1,599,744)       $ 28,895,851
                                                  =====================================================


See notes to financial statements.

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                        Notes to Financial Statements

                         Year ended December 31, 1994


A.  SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accounting records of the Commercial Intertech Retirement Stock Ownership and Savings Plan (the "Plan") are maintained on the accrual basis.

VALUATION OF INVESTMENTS

Investments consisting of Commercial Intertech Corp. (the "Company") common shares (Commercial Intertech Common Stock Fund) are carried at the closing market price on the last business day of the year. Investments consisting of Convertible Series B Preferred Stock ("Preferred Shares") are valued by an independent appraiser. Currently, the independent appraiser uses the greater of 1.235 of the price of Company common stock as of the last business day of the year or $23.25, the price guaranteed to the Plan participants by the Company.

Investments in unallocated insurance contracts (Guaranteed Account) are valued at contract value as estimated by Connecticut General Life Insurance Company. Investments in registered investment company funds (Fidelity Intermediate Bond Fund, Fidelity Balanced Fund, Fidelity U.S. Equity Index Fund, and Fidelity Growth Company Fund) are carried at the value of their underlying assets as determined by Fidelity Management Trust Company. Participant loans receivable are valued at cost which approximates fair value.

B.  DESCRIPTION OF THE PLAN

The Plan consists of a pre-tax savings program, a post-tax savings program and a leveraged matching employee stock ownership plan. All employees of designated subsidiaries, with at least one year of service, are eligible to participate in the Plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The leveraged matching employee stock ownership features of the Plan are designed to comply with Section 4975(e)(7) and the regulations thereunder of the Internal Revenue Code of 1986, as amended, (the "Code").

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                   Notes to Financial Statements--Continued




B.  DESCRIPTION OF THE PLAN--CONTINUED

Under the pre-tax program, participants may elect to contribute up to 15% of their compensation, on a tax-deferred basis, to the Plan. Under the post-tax program, participants may elect to contribute up to an additional 10% of their compensation. These contributions are made with after-tax dollars and do not receive Company matching contributions. Employee contributions are recognized as income by the Plan as they are earned by the participants. A 50% Company matching contribution, made in Preferred Shares, is applied to the first 6% of a participant's tax-deferred contribution, not to exceed $1,350 per year (see
Note I).

The Plan provides for separate investment options in one or more funds as directed by the participants. Participants may change investment options once every two months. At December 31, 1994, 1,180 individuals participated in the Guaranteed Account (1,158--1993), 548 individuals participated in the Commercial Intertech Common Stock Account Fund (1,129--1993), 392 individuals participated in the Fidelity Intermediate Bond Fund (371--1993), 546 individuals participated in the Fidelity Balanced Fund (485--1993), 366 individuals participated in the Fidelity U.S. Equity Index Fund (335--1993), and 610 individuals participated in the Fidelity Growth Company Fund (548--1993).

All investment account dollars that result from employee contributions and related investment results are immediately vested.

Company matching contributions and related investment results vest according to the following schedule:

                                               Years of Vesting Service             % Vested
                                              --------------------------           ----------
                                             Less than 1 year                           0%

                                             1 year                                    20

                                             2 years                                   40

                                             3 years                                   60

                                             4 years                                   80

                                             5 years                                  100

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                   Notes to Financial Statements--Continued




B.  DESCRIPTION OF THE PLAN--CONTINUED

Participants become fully vested in Company matching contributions upon attainment of their normal retirement date, or upon their death or disability. If the participant's employment with the Company terminates for other reasons, his or her account will be closed. The vested portion of his or her account is distributed to the participant and the non-vested portion will be treated as a forfeiture and applied as a matching contribution if the employee experiences a break in service greater than five years. Non-vested assets attributable to terminated employees amounted to $9,018 at December 31, 1994.

The Plan also provides for withdrawal in cases of financial hardship, upon attainment of age 59-1/2, and of the post-tax savings program contributions. Participating employees may borrow up to 50% of their account balance attributable to employee contributions. The amount borrowed is repaid to the participant's account via payroll deductions and carries an interest charge at the market rate of interest.

The Plan purchased the Preferred Shares, which are held in a trust established under the Plan, in 1990 using the proceeds of a $14.3 million borrowing guaranteed by the Company. In June 1993, the loan was refinanced through the placement of 7.08% Senior Notes (the "Notes"), totaling $13,240,994, with two insurance company lenders. The Notes, which are guaranteed by the Company, provide for repayment through 2009. Scheduled payments of principal under this agreement at December 31, 1994 are as follows:

                    1995                   $     488,770
                    1996                         523,375
                    1997                         560,430
                    1998                         600,108
                    1999                         642,596
                    Thereafter                 9,542,989

Each year dividends on the Preferred Shares and Company contributions to the Plan will be used to repay the Notes.

As the Plan makes each payment of principal and interest each year, an appropriate number of Preferred Shares are allocated to eligible employees' accounts in accordance with matching provisions noted above.

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                   Notes to Financial Statements--Continued




B.  DESCRIPTION OF THE PLAN--CONTINUED

The financial statements of the Plan present separately the assets and liabilities and changes therein pertaining to:

    a. The accounts of employees with vested rights in allocated stock (Allocated) and

    b.     Stock not yet allocated to employees (Unallocated).

Preferred Shares distributed to participants are converted to Company common stock based upon a predetermined formula set forth in the Company's Amended Articles of Incorporation. Benefits payable to participants represent the fair value of vested common stock and cash in terminated participants' accounts, after conversion of Preferred Shares.

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and to exercise proportional voting rights of unallocated Preferred Shares. Each participant is notified prior to the time that such rights are to be exercised.

The Plan is administered by the Administrative Committee (the "Committee") appointed by the Company's Board of Directors. The trust department of Mellon Bank, N.A., an independent third-party bank, is the Plan's trustee. The Company has the sole right to appoint the trustee, and to terminate the Plan, subject to the provisions of ERISA. The Company pays all significant administrative expenses.

Upon termination of the Plan, amounts credited to each participant's account shall be 100% vested and nonforfeitable. Additionally, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code.

The foregoing description of the Plan provides only general information. Additional information about the Plan agreement, allocation of Preferred Shares, forfeitures and distributions from the Plan may be obtained from the Committee.

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                   Notes to Financial Statements--Continued





C.  STATEMENTS OF CHANGES IN ASSETS OF PARTICIPANT DIRECTED FUNDS

The amount of assets invested in each participant directed fund at the beginning and end of the Plans' year and changes in assets in each fund during the year were as follows:

                                                    FUND ASSETS                         FUND ASSETS
                                                     AVAILABLE            NET            AVAILABLE
                                                    DECEMBER 31,       ADDITIONS        DECEMBER 31,
                                                       1993           (DEDUCTIONS)          1994
                                                  ----------------------------------------------------
PARTICIPANT DIRECTED ACCOUNTS
CIGNA Guaranteed Account                            $10,684,684        $1,272,349       $11,957,033
Fidelity Intermediate Bond Fund                       1,082,428            82,600         1,165,028
Fidelity Balanced Fund                                1,535,474           478,879         2,014,353
Fidelity U.S. Equity Index Fund                         849,891           145,663           995,554
Fidelity Growth Company Fund                          2,457,394           820,586         3,277,980
Commercial Intertech Common Stock Fund                3,184,790          (351,005)        2,833,785
Participant loans receivable                            442,522           118,778           561,300

D.  INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan is amended periodically to conform with current income tax laws. The Committee is not aware of any action or event that has occurred that might affect the Plan's qualified status.

E.  TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan purchased shares of common stock of the Company for $601,990 and sold shares of common stock of the Company for $158,218 during the year ended December 31, 1994.

The Plan received dividends on common stock of the Company of $156,976 and dividends on Preferred Shares of the Company of $1,198,020 during the year ended December 31, 1994.

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                   Notes to Financial Statements--Continued




E.  TRANSACTIONS WITH PARTIES-IN-INTEREST--CONTINUED

At December 31, 1994 and 1993, the Plan had a noncash contribution receivable from the Company of 28,519 shares and 24,817 shares, respectively, of Company common stock with a market value of $531,166 and $483,911, respectively.

F.  INVESTMENTS

The Plan's investments consist of common and Preferred Shares of the Company, interests in a registered investment company (Fidelity Trust Management Company), unallocated insurance contracts (CIGNA Guaranteed Account), amounts in a temporary investment fund, and loans to participants as follows:

        Identity of Issuer                    Description of                                     Current
         or Similar Party                       Investment                      Cost              Value
- --------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1994
*Commercial Intertech Corp.         342,474 Common Shares,
                                      $1.00 Par Value                     **$  4,530,658        **$  6,378,578
*Commercial Intertech Corp.         143,623 Convertible Series B
                                      Preferred Shares-Allocated          **   3,339,235        **   3,339,235
*Commercial Intertech Corp.         462,586 Convertible Series B
                                      Preferred Shares-Unallocated
                                                                          **  10,755,125        **  10,755,125
Connecticut General Life
  Insurance Company                 Guaranteed Account                    **  11,957,033        **  11,957,033
Fidelity Trust Mgt. Co.             Intermediate Bond Fund                     1,233,589             1,165,028
Fidelity Trust Mgt. Co.             Balanced Fund                         **   2,102,701        **   2,014,353
Fidelity Trust Mgt. Co.             U.S. Equity Index Fund                       956,157               995,554
Fidelity Trust Mgt. Co.             Growth Company Fund                   **   3,385,348        **   3,277,980
Mellon Bank, N.A.                   Temporary Investment Fund                     43,849                43,849
Participants                        Loans Receivable                             561,300               561,300

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                   Notes to Financial Statements--Continued




F.  INVESTMENTS--CONTINUED

        Identity of Issuer                    Description of                                     Current
         or Similar Party                       Investment                      Cost              Value
- ---------------------------------------------------------------------------------------------------------------
DECEMBER 31, 1993
*Commercial Intertech Corp.         190,619 Common Shares,
                                      $1.00 Par Value                     **$  3,614,649       **$  3,717,098
*Commercial Intertech Corp.         114,965 Convertible Series B
                                      Preferred Shares Allocated          **   2,672,927       **   2,672,927
*Commercial Intertech Corp.         493,425 Convertible Series B
                                      Preferred Shares--Unallocated       **  11,472,131       **  11,472,131
Connecticut General Life
  Insurance Company                 Guaranteed Account                    **  10,684,684       **  10,684,684
Fidelity Trust Mgt. Co.             Intermediate Bond Fund                **   1,050,788       **   1,082,428
Fidelity Trust Mgt. Co.             Balanced Fund                         **   1,475,612       **   1,535,474
Fidelity Trust Mgt. Co.             U.S. Equity Index Fund                       785,719              849,891
Fidelity Trust Mgt. Co.             Growth Company Fund                   **   2,379,575       **   2,457,394
Mellon Bank, N.A.                   Temporary Investment Fund                      2,184                2,184
Participants                        Loans Receivable                             442,522              442,522

  * Party-in-interest.
** Investment representing five percent or more of the Plan's net assets available for benefits.

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                   Notes to Financial Statements--Continued




F.  INVESTMENTS--CONTINUED

The net appreciation (depreciation) (including investments bought, sold and held during the year) for each significant class of investment for the year ended December 31, 1994 is as follows:

             Fair value determined by closing market price:
                Commercial Intertech Corp. Common Stock                              $1,745,471
                Fidelity Intermediate Bond Fund                                        (100,201)
                Fidelity Balanced Fund                                                 (148,210)
                Fidelity U.S. Equity Index Fund                                         (24,775)
                Fidelity Growth Company Fund                                           (185,187)
             Fair value determined by insurance company or
                independent appraiser:
                  Series B Preferred Stock                                                    0
                  Guaranteed Account                                                          0
             Participant loans receivable                                                     0
                                                                                    ------------

                                                                                     $1,287,098
                                                                                    ============

The Company's common stock is publicly traded on the New York Stock Exchange (ending per share price at December 31, 1994 was $18.625). The Company's Preferred Shares are not registered or publicly traded. Each Preferred Share is convertible into 1.235 shares of common stock at any time subject to anti-dilution adjustments. Annual dividends on the Preferred Shares are $1.97625 per share. The Preferred Shares are callable by the Company effective January 1, 1995 and thereafter (at the following prices) and under certain other conditions specified in the Plan.


                                                Call Date                              Call Price
                                          ----------------------------                 ----------
                                          January 1, 1995                                $24.23
                                          January 1, 1996                                 24.03
                                          January 1, 1997                                 23.83
                                          January 1, 1998                                 23.63
                                          January 1, 1999                                 23.44
                                          January 1, 2000 and thereafter                  23.25

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                   Notes to Financial Statements--Continued




G.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                                     DECEMBER 31, 1994
                                                                                     -----------------
                       Net assets available for benefits per the financial
                         statements                                                      $28,895,851
                       Amounts allocated to withdrawing participants                        (485,389)
                                                                                          ----------

                       Net assets available for benefits per the Form 5500               $28,410,462
                                                                                         ===========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                         YEAR ENDED
                                                                                      DECEMBER 31, 1994
                                                                                      -----------------
                       Benefits paid to participants per the financial
                         statements                                                        $483,669
                       Amounts allocated to withdrawing participants                        485,389
                                                                                           --------
                       Benefits paid to participants per the Form 5500                     $969,058
                                                                                           ========

                    Commercial Intertech Retirement Stock
                          Ownership and Savings Plan

                   Notes to Financial Statements--Continued




H.  EMPLOYER CONTRIBUTIONS

The Company is obligated to make contributions in cash to the Plan which, when aggregated with the Plan's dividends on Preferred Shares and interest earnings, equal the amount necessary to enable the Plan to make its regularly scheduled payments of principal and interest due on its Notes. This contribution enables the Plan to allocate an appropriate number of Preferred Shares to participants (see Note B). Should the value of Preferred Shares allocated be less than the required matching contribution, the Company will make additional contributions to the Plan in the form of common stock or cash. Should the value of Preferred Shares allocated be more than the required matching contributions, any excess value of Preferred Shares released over the required amount will be allocated proportionately to each participant's account in the Plan based upon the ratio of the participant's current Company matching contribution to the Plan for the plan year to the aggregate Company matching contributions to the Plan for all participants for the Plan year.

I.  SUBSEQUENT PLAN AMENDMENT

Effective January 1, 1995, the Plan was amended to eliminate the $1,350 limit on the Company match, allowing the 50% Company match to be applied to participant tax-deferred contributions not exceeding 6% of the participants' eligible compensation.

                                       Commercial Intertech Retirement Stock
                                            Ownership and Savings Plan

                            Item 27(a)--Schedule of Assets Held for Investment Purposes

                                                 December 31, 1994


   Identity of Issue                    Description of                                     Current
   or Similar Party                       Investment                     Cost               Value
- --------------------------------------------------------------------------------------------------
  Mellon Bank, N.A.                 Temporary Investment Fund         $    43,849        $    43,849

  Fidelity Trust Mgt. Co.           U.S. Equity Index Fund                956,157            995,554

  Fidelity Trust Mgt. Co.           Intermediate Bond Fund              1,233,589          1,165,028

  Fidelity Trust Mgt. Co.           Growth Company Fund                 3,385,348          3,277,980

  Fidelity Trust Mgt. Co.           Balanced Fund                       2,102,701          2,014,353

  Connecticut General Life
    Insurance Company               Guaranteed Long-Term Fund          11,957,033         11,957,033

 *Commercial Intertech Corp.        342,474 Common Shares
                                      $1.00 Par Value                   4,530,658          6,378,578

  Participants                      Loans Receivable                      561,300            561,300

 *Commercial Intertech Corp.        606,209 Convertible Series B
                                      Preferred Shares                 14,094,360         14,094,360

*   Party-in-interest

                                               Commercial Intertech Retirement Stock
                                                    Ownership and Savings Plan

                                          Item 27(d)--Schedule of Reportable Transactions


                                                         December 31, 1994

                                                                                             Current Value       Net
   Identity of               Description                 Purchase     Sales      Cost of      of Asset on        Gain
 Party Involved               of Assets                   Price       Price       Asset     Transaction Date    (Loss)
- --------------------------------------------------------------------------------------------------------------------------
CATEGORY (iii)--SERIES OF TRANSACTIONS IN EXCESS OF 5% OF PLAN ASSETS

Mellon Bank, N.A.       Temporary Investment Fund         $1.00       $1.00     $4,584,167      $4,584,167
Bankers Trust           Units in Growth Company Fund     VARIOUS     VARIOUS     1,330,575       1,329,038       $1,537
Connecticut General
  Life Insurance        Units in Guaranteed Long-Term
  Company                 Fund                                                   2,936,525       2,936,525
Mellon Bank, N.A.       Deposit at Interest               1,000       1,000      3,252,000       3,252,000